Tarena International, Inc.

Suite 10017, Building E

Zhongkun Plaza, A18 Bei San Huan West Road

Haidian District, Beijing 100098

People’s Republic of China

January 27, 2017

VIA EDGAR

Larry Spirgel, Assistant Director

Kathleen Krebs, Special Counsel

Joshua Shainess, Staff Attorney

Terry French, Accountant Branch Chief

Charles Eastman, Senior Staff Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Tarena International, Inc. (the “Company”) Form 20-F for Fiscal Year Ended December 31, 2015 (the “2015 20-F”) Filed April 20, 2016 File No. 001-36363

Dear Mr. Spirgel, Ms. Krebs, Mr. Shainess, Mr. French and Mr. Eastman:

This letter sets forth the Company’s response to the comments contained in the letter dated January 19, 2017 from the staff of the Securities and Exchange Commission (the “Staff”) regarding the 2015 20-F. The “Company” is used in this letter to refer to Tarena International, Inc., its subsidiaries, and its variable interest entities. The comments are repeated below and followed by the response thereto.

Form 20-F for the Fiscal Year ended December 31, 2015

Item 3. Key Information

D. Risk Factors

We may not be able to maintain our high job placement rate for students, which could harm our ability to attract student enrollments, page 6

1.	We note your response to our comment 1 describing your methodology for calculating the six-month post-course job placement rates for your students. To provide further context, please disclose the percentage of your students who filled out your initial surveys, the percentage of enrolled students who graduated, and the percentage of students who are deemed to be “job-seeking” students.

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In response to the Staff’s comment, the Company proposes to further supplement this risk factor and the sub-section titled Student job placement services in its future Form 20-F filings by adding the following disclosure:

“Among the students enrolled in 2014 and 2015 who later successfully graduated from our programs with graduation certificates awarded and who were job-seeking, 100% and 100% of such students, respectively, filled out our surveys. Among the students enrolled in 2014 and 2015, 89% and 86% of such students, respectively, graduated from our programs with graduation certificates awarded. Among the students enrolled in 2014 and 2015 who later successfully graduated from our programs with graduation certificates awarded, 81% and 77% of such students, respectively, were deemed to be job-seeking students.”

Item 5. Operating and Financial Review and Prospects, page 67

2.	We note your response to our comment 4 that, as a result of your plan to devote more resources to your management of accounts receivable, you believe the delinquency risk for these accounts and additions to your bad debt allowances will not continue to increase. Please disclose the specific resources that you plan to devote in this respect, and explain how these resources will lessen the delinquency risk.

In response to the Staff’s comment, the Company proposes to further supplement its General and Administrative Expenses (for The Year Ended December 31, 2015 Compared to the Year Ended December 31, 2014) in its future Form 20-F filings by adding the following disclosure:

“Since July 2015, we focused more on tracking and updating the personal information of our alumni who used the post-graduation payment option, and we began to (i) task our career counselors with accounts receivable collection from their former students in such class and (ii) add accounts receivable collection rate as a KPI for our regional managers, learning center managers and career counselors. We believe that our stricter tracking and management of accounts receivable have been effective in generally preventing the overall delinquency risk from increasing.”

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If you have any additional questions or comments regarding the 2015 20-F, please contact the undersigned at +86 (10) 6213-5687 or the Company’s U.S. counsel, Z. Julie Gao and Will H. Cai of Skadden, Arps, Slate, Meagher & Flom LLP, at +852 3740-4863 / +852 3740-4891.

Very truly yours,

/s/ Yuduo Yang Yuduo Yang Chief Financial Officer

cc:	Shaoyun Han, Chairman and Chief Executive Officer, Tarena International, Inc.
Z. Julie Gao, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP
Will H. Cai, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP
Bruce K. Zirlen, Partner, KPMG Huazhen LLP
Francis Duan, Partner, KPMG Huazhen LLP

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